Exhibit 99.1

PRESS RELEASE

DOLLAR TREE REPORTS SECOND-QUARTER SALES OF $883.6 MILLION

CHESAPEAKE, Va. - August 3, 2006 - Dollar Tree Stores, Inc. (NASDAQ: DLTR), the nation's largest $1.00 discount variety store chain, reported total sales for its fiscal second quarter of 2006 were $883.6 million, a 14.9% increase compared to $769.0 million in last year's fiscal second quarter. These sales results were above the range of the Company's most recent guidance of $855 to $875 million. Comparable-store sales for the quarter increased 4.2 %.

"Sales growth was consistent throughout the quarter," President and CEO Bob Sasser said. "The installation of expanded payment type acceptance and the continued expansion of consumer products in our assortment, especially in the larger stores, are key initiatives that contributed to a higher average sale per customer and increased year over year customer traffic."

The Company will provide more detailed information about its second quarter 2006 operating results and guidance for the third fiscal quarter during its upcoming earnings conference call scheduled for Wednesday, August 23, 2006, 9:00 a.m. EDT. The telephone number for the call is 800-289-0572. A recorded version of the call will be available until midnight Wednesday, August 30, and may be accessed by dialing 888-203-1112 and the pass code is 3624958. International callers may dial 719-457-0820 and the pass code is 3624958. A webcast of the call, powered by Vcall, is accessible through Dollar Tree's website, www.DollarTree.com/medialist.cfm, as well as at www.investorcalendar.com, and will remain on-line until midnight Wednesday, August 30.

Dollar Tree operated 3,156 stores in 48 states as of July 29, 2006, compared to 2,856 stores in 48 states a year ago. During the second fiscal quarter of 2006, the Company opened 47 stores, closed 10 stores, and expanded or relocated 18 stores. The Company's retail selling square footage totaled approximately 25.4 million at July 29, 2006, a 14.7% increase compared to a year ago.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: Our press releases may contain "forward -looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward - looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, outlook, or estimate. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10 - K filed April 12, 2006 and our Quarterly Report on Form 10-Q filed June 8, 2006. In light of these risks and uncertainties, the future events, developments or results described by our forward - looking statements in our documents could turn out to be materially and adversely different from those we discuss or imply. We are not obligated to release publicly any revisions to any forward - looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree Stores, Inc., Chesapeake

Timothy J. Reid

757-321-5284

www.DollarTree.com

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